EXHIBIT 99.1

Ero Copper to Release Full Year and Fourth Quarter 2021 Financial and Operating Results on March 8, 2022

VANCOUVER, British Columbia, Feb. 08, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) will publish its full year and fourth quarter 2021 financial and operating results on Tuesday, March 8, 2022 after market close. The Company will host a conference call to discuss the results on March 9, 2022 at 11:30am Eastern time (8:30am Pacific time).

CONFERENCE CALL DETAILS

Date:	Wednesday, March 9, 2022
Time:	11:30am Eastern Time (8:30am Pacific Time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call
Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	8517

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil.

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com